                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                       _________________________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)

                         BioSource International, Inc.
                              __________________
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share

                          ___________________________
                        (Title of Class of Securities)

                                   09066H104
                                   ---------
                                (CUSIP Number)

                              Genstar Capital LLC
                       555 California Street, Suite 4850
                        San Francisco, California 94104
                                (415) 834-2350
                ______________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copy to:

                                Scott R. Haber
                               Latham & Watkins
                       505 Montgomery Street, Suite 1900
                     San Francisco, California 94111-2562
                                (415) 391-0600

                               October 25, 2000
              __________________________________________________
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (Continued on following pages)

                                 SCHEDULE 13D
---------------------------------                   --------------------------
CUSIP NO. 09066H104                                    Page 2 of 14 Pages
---------------------------------                   --------------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person


      Genstar Capital LLC
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds

      AF,OO
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of
                          -0- shares of Common Stock
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                          -3,200,553- shares of Common Stock (includes 1,262,542
     Owned By             shares of Common Stock issuable upon exercise of
                          Warrants)
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting             -0- shares of Common Stock

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power
       With
                          -3,200,553- shares of Common Stock (includes 1,262,542 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -3,200,553- shares of Common Stock (includes 1,262,542 shares of Common Stock issuable upon exercise of Warrants)

------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           [_]
------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        31.9%
------------------------------------------------------------------------------
14.     Type of Reporting Person

        OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
---------------------------------                   --------------------------
CUSIP NO. 09066H104                                    Page 3 of 14 Pages
---------------------------------                   --------------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person


      Genstar Capital Partners II, L.P.
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds

      AF,OO
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of
                          -0- shares of Common Stock
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                          -3,200,553- shares of Common Stock (includes 1,262,542
     Owned By             shares of Common Stock issuable upon exercise of
                          Warrants)
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting             -0- shares of Common Stock

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power
       With
                          -3,200,553- shares of Common Stock (includes 1,262,542 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -3,200,553- shares of Common Stock (includes 1,262,542 shares of Common Stock issuable upon exercise of Warrants)

------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           [_]
------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        31.9%
------------------------------------------------------------------------------
14.     Type of Reporting Person

        PN
------------------------------------------------------------------------------

                                     SCHEDULE 13D
---------------------------------                 ----------------------------
CUSIP NO. 09066H104                                  Page 4 of 14 Pages
---------------------------------                 ----------------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person


      Stargen II LLC
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds

      AF,OO
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of
                          -0- shares of Common Stock
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                          -57,480- shares of Common Stock (includes 24,458
     Owned By             shares of Common Stock issuable upon exercise of
                          Warrants)
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting             -0- shares of Common Stock

      Person       -----------------------------------------------------------
                     10.  shared dispositive power
       With
                          -57,480- shares of Common Stock (includes 24,458 shares of Common Stock issuable upon exercise of Warrants)

------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -57,480- shares of Common Stock (includes 24,458 shares of Common Stock issuable upon exercise of Warrants)

------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           [_]
------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        0.7%
------------------------------------------------------------------------------
14.     Type of Reporting Person

        OO
------------------------------------------------------------------------------

                                     SCHEDULE 13D
---------------------------------                 ----------------------------
CUSIP NO. 09066H104                                  Page 5 of 14 Pages
---------------------------------                 ----------------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person


      Jean-Pierre L. Conte
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds

      PF, AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      United States of America
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of
                          -15,000- shares of Common Stock
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                          -3,273,033- shares of Common Stock (includes
     Owned By             1,287,000 shares of Common Stock issuable upon
                          exercise of Warrants)
       Each
                   -----------------------------------------------------------
    Reporting        9.   Sole Dispositive Power

      Person              -15,000- shares of Common Stock

       With        -----------------------------------------------------------
                     10.  Shared Dispositive Power

                          -3,273,033- shares of Common Stock (includes
                          1,287,000 shares of Common Stock issuable upon exercise of Warrants)

------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -3,288,033- shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           [_]
------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        32.7%
------------------------------------------------------------------------------
14.     Type of Reporting Person

        IN
------------------------------------------------------------------------------

                                     SCHEDULE 13D
---------------------------------                 ----------------------------
CUSIP NO. 09066H104                                  Page 6 of 14 Pages
---------------------------------                 ----------------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person


      Richard F. Hoskins
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds

      PF, AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      United States of America
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of
                          -16,667- shares of Common Stock
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                          -3,258,033- shares of Common Stock (includes
     Owned By             1,287,000 shares of Common Stock issuable upon
                          exercise of Warrants)
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting             -16,667- shares of Common Stock

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power
       With
                          -3,258,033- shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -3,274,700- shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)

------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           [_]
------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        32.6%
------------------------------------------------------------------------------
14.     Type of Reporting Person

        IN
------------------------------------------------------------------------------

                                     SCHEDULE 13D
---------------------------------                 ----------------------------
CUSIP NO. 09066H104                                  Page 7 of 14 Pages
---------------------------------                 ----------------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person


      Richard D. Paterson
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds

      PF, AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      Canada
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of
                          -16,667- shares of Common Stock
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                          -3,258,033- shares of Common Stock (includes
     Owned By             1,287,000 shares of Common Stock issuable upon
                          exercise of Warrants)
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting             -16,667- shares of Common Stock

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power
       With
                          -3,258,033- shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -3,274,700- shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)

------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           [_]
------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        32.6%
------------------------------------------------------------------------------
14.     Type of Reporting Person

        IN
------------------------------------------------------------------------------

                                     SCHEDULE 13D
---------------------------------                 ----------------------------
CUSIP NO. 09066H104                                  Page 8 of 14 Pages
---------------------------------                 ----------------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person


      Robert J. Weltman
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds

      PF, AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      United States of America
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of
                          -3,333- shares of Common Stock
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                          -0- shares of Common Stock
     Owned By
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting             -3,333- shares of Common Stock

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power
       With
                          -0- shares of Common Stock


------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        -3,333- shares of Common Stock

------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           [_]
------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        0.0%
------------------------------------------------------------------------------
14.     Type of Reporting Person

        IN
------------------------------------------------------------------------------

        This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 20, 2000, as amended (collectively, the "Schedule 13D") by Genstar Capital LLC, a Delaware limited liability company ("Genstar Capital"), Genstar Capital Partners II, L.P., a Delaware limited partnership ("Genstar Capital Partners"), Stargen II LLC, a Delaware limited liability company ("Stargen"), Jean-Pierre L. Conte, an individual ("Mr. Conte"), Richard
F. Hoskins, an individual ("Mr. Hoskins"), Richard D. Paterson, an individual ("Mr. Paterson") and Robert J. Weltman, an individual ("Mr. Weltman" and, together with Genstar Capital, Genstar Capital Partners, Stargen, Mr. Conte, Mr. Hoskins and Mr. Paterson, the "Reporting Persons"), relating to shares of common stock, par value $0.001 per share (the "Common Stock"), of BioSource International, Inc., a Delaware corporation ("BioSource" or the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 3. Source and Amount of Funds.
        --------------------------

        Item 3 to the Schedule 13D is hereby amended to add the following information:

        Genstar Capital Partners, Messrs. Conte, Hoskins, Paterson and Weltman purchased 233,333, 30,000, 16,667, 16,667 and 3,333 of the Shares, respectively, at $15 per share or aggregate purchase prices of $3,499,995, $450,000, $250,005, $250,005 and $49,995, respectively. The funds used by Genstar Capital Partners were obtained from capital contributions of its partners. The funds used by Messrs. Conte, Hoskins, Paterson and Weltman were obtained from their respective personal funds. The funds were delivered to the Company on September 29, 2000. The purchase was completed on October 25, 2000 upon receipt of certain regulatory approvals.

Item 4. Purpose of the Transaction.
        --------------------------

        Item 4 to the Schedule 13D is hereby amended to add the following information:

        Pursuant to the Amendment to Securities Purchase Agreement dated September 28, 2000 (the "Amendment") by and among BioSource, Genstar Capital Partners, Mr. Conte, Mr. Hoskins, Mr. Paterson and Mr. Weltman, (i) Genstar Capital Partners purchased 233,333 of the Shares, (ii) Mr. Conte purchased 30,000 of the Shares, (iii) Mr. Hoskins purchased 16,667 of the Shares, (iv) Mr. Paterson purchased 16,667 of the Shares and (v) Mr. Weltman purchased 3,333 of the Shares. The funds for the purchase were delivered to BioSource on September 29, 2000, with the purchase occurring on October 25, 2000. A copy of the Amendment is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the Second Amendment to the Investor Rights Agreement, which provides that upon closing of the purchases of Shares, Messrs. Conte, Hoskins, Paterson and Weltman shall be parties to the Investor Rights Agreement and that the Shares purchased by each of them shall constitute "Registrable Securities" under the Investor Rights Agreement, is attached hereto as Exhibit 5 and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        Item 5 to the Schedule 13D is hereby amended to add the following information:

               (a) and (b). As a result of the purchase of the shares of Common Stock described below under Item 5(c), Genstar Capital Partners beneficially owns 3,200,553 shares of Common Stock, which represents 31.9% of the Common Stock outstanding (assuming exercise of the Warrants held by Genstar Capital Partners). As a result of the purchase of the shares of Common Stock described below under Item 5(c), Stargen beneficially owns 57,480 shares of Common Stock, which represents 0.7% of the Common Stock outstanding (assuming exercise of the Warrants held by Stargen). In addition to the Shares beneficially owned by Genstar Capital Partners and Stargen, Mr. Conte holds 30,000 shares of Common Stock in revocable trusts for the benefit of Mr. Conte and his wife, which represents less than 0.1% of the Common Stock outstanding, Mr. Hoskins holds 16,667 shares of Common Stock in a revocable trust for the benefit of Mr. Hoskins and his family, which represents less than 0.1% of the Common Stock outstanding, Mr. Paterson holds 16,667 shares of Common Stock in a revocable trust for the benefit of Mr. Paterson and his family, which represents less than 0.1% of the Common Stock outstanding, and Mr. Weltman beneficially owns 3,333 shares of Common Stock directly, which represents less than 0.1% of the Common Stock outstanding. As a result of the purchase of the shares of Common Stock described below under Item 5(c), the Reporting Persons beneficially own 3,324,700 shares of Common Stock, which represents 33.1% of the Common Stock outstanding (assuming exercise of the Warrants held by Genstar Capital Partners and Stargen).

        Genstar Capital Partners has the sole power to dispose or direct the disposition of the Warrants and shares of Common Stock which it holds directly or the shares of Common Stock issued upon exercise of such Warrants. Genstar Capital Partners does not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants. Genstar Capital Partners has the power to vote or direct the vote of the shares of Common Stock which it holds directly.

        Genstar Capital is the sole general partner of Genstar Capital Partners and in such capacity may be deemed to have the power to dispose or direct the disposition of the Warrants and shares of Common Stock held by Genstar Capital Partners, and shares of Common Stock which Genstar Capital Partners would hold upon exercise of such Warrants, and to vote or direct the vote of such shares of Common Stock.

        Stargen has the sole power to dispose or direct the disposition of the Warrants and shares of Common Stock which it holds directly and the shares of Common Stock issued upon exercise of such Warrants. Stargen does not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants. Stargen has the power to vote or direct the vote of the shares of Common Stock which it holds directly.

        Messrs. Conte, Hoskins and Paterson are the managers and managing directors of Genstar Capital and are members of Stargen, and Mr. Paterson is the Administrative Member of Stargen, and in such capacity may be deemed to have the power to dispose or direct the disposition of the

Warrants and shares of Common Stock held by the Investors, and shares of Common Stock which the Investors would own upon exercise of such Warrants, and may be deemed to have the power to vote or direct the vote of such shares of Common Stock. Mr. Weltman is a Vice President and a member (but not a managing member) of Genstar Capital and a member (but not a managing member) of Stargen. Mr. Weltman does not have power to vote or dispose of, or to direct the voting or disposition of, any securities beneficially owned by Genstar Capital or Stargen. Mr. Weltman disclaims that he beneficially owns any shares of Common Stock beneficially owned by Genstar Capital Partners or Stargen, except to the extent of his economic interest therein.

        Mr. Conte has the sole power to dispose or direct the disposition of, and to vote or direct the vote of, 15,000 of the shares of Common Stock that he holds in trust for the benefit of himself and his wife, and shared power with his wife to dispose or direct the disposition of, and to vote or direct the vote of, the remaining 15,000 of the shares of Common Stock that he holds in trust for the benefit of himself and his wife. Each of Messrs. Hoskins and Paterson has the sole power to dispose or direct the disposition of, and to vote or direct he vote of, the shares of Common Stock that each of them holds in trust for the benefit of himself and his family. Mr. Weltman has the sole power to dispose or direct the disposition of, and to vote or direct the vote of, the shares of Common Stock that he holds directly.

        The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in BioSource, but do not affirm the existence of any such group.

        Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

        (c) Pursuant to the Amendment (i) Genstar Capital Partners purchased 233,333 of the Shares, (ii) Mr. Conte purchased 30,000 of the Shares, (iii) Mr. Hoskins purchased 16,667 of the Shares, (iv) Mr. Paterson purchased 16,667 of the Shares and (v) Mr. Weltman purchased 3,333 of the Shares. The funds for the purchase were delivered to BioSource on September 29, 2000, with the purchase occurring on October 25, 2000. A copy of the Amendment is attached hereto as
Exhibit 4 and is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

        Item 6 to the Schedule 13D is hereby amended to add the following information:

        Pursuant to the Amendment (i) Genstar Capital Partners purchased 233,333 of the Shares, (ii) Mr. Conte purchased 30,000 of the Shares, (iii) Mr. Hoskins purchased 16,667 of the Shares, (iv) Mr. Paterson purchased 16,667 of the Shares and (v) Mr. Weltman purchased 3,333 of the Shares. The funds for the purchase were delivered to BioSource on September 29, 2000, with the purchase occurring on October 25, 2000. A copy of the Amendment is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the Second Amendment to the Investor Rights Agreement, which provides that upon closing of the purchases of Shares, Messrs. Conte, Hoskins, Paterson and Weltman shall be parties to the Investor Rights Agreement and that the Shares purchased by each of them shall constitute "Registrable Securities" under the Investor Rights Agreement, is attached hereto as Exhibit 5 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

               Exhibit 1 Joint Filing Agreement (incorporated by reference to the Schedule 13D).

               Exhibit 2 Power of Attorney for Robert J. Weltman (incorporated by reference to the Schedule 13D).

               Exhibit 3 Power of Attorney for each of Messrs. Hoskins and Paterson.

               Exhibit 4 Amendment to Securities Purchase Agreement by and among BioSource, Genstar Capital Partners and Messrs. Conte, Hoskins, Paterson and Weltman dated as of September 28, 2000.

               Exhibit 5 Second Amendment, dated as of September 28, 2000, by and among BioSource, Genstar Capital Partners, Stargen, Messrs. Conte, Hoskins, Paterson and Weltman, Russell D. Hays and George Uveges, to the Investor Rights Agreement, dated as of February 15, 2000, by and among BioSource, Genstar Capital Partners and Stargen.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 25, 2000

                              GENSTAR CAPITAL LLC

                              By:   /s/ Jean-Pierre L. Conte
                                  ------------------------------------------
                              Name: Jean-Pierre L. Conte
                              Its:  Managing Member

                              GENSTAR CAPITAL PARTNERS II, L.P.

                              By:  Genstar Capital LLC, its general partner

                              By:   /s/ Jean-Pierre L. Conte
                                  ------------------------------------------
                              Name: Jean-Pierre L. Conte
                              Its:  Managing Member

                              STARGEN II LLC

                              By:   /s/ Jean-Pierre L. Conte
                                  ------------------------------------------
                              Name: Jean-Pierre L. Conte
                              Its:  Member

                              /s/ Jean-Pierre L. Conte
                              ----------------------------------------------
                              Jean-Pierre L. Conte

                              /s/ Jean-Pierre L. Conte
                              ----------------------------------------------
                              Jean-Pierre L. Conte
                              Attorney-in-fact for
                              Richard F. Hoskins

                              /s/ Jean-Pierre L. Conte
                              ----------------------------------------------
                              Jean-Pierre L. Conte
                              Attorney-in-fact for
                              Richard D. Paterson

                              /s/ Jean-Pierre L. Conte
                              ----------------------------------------------
                              Jean-Pierre L. Conte
                              Attorney-in-fact for
                              Robert J. Weltman

                                 EXHIBIT INDEX
                                 -------------

          Exhibit 1  Joint Filing Agreement (incorporated by reference to the
                     Schedule 13D).

          Exhibit 2 Power of Attorney for Robert J. Weltman (incorporated by reference to the Schedule 13D).

          Exhibit 3  Power of Attorney for each of Messrs. Hoskins and Paterson.

          Exhibit 4 Amendment to Securities Purchase Agreement by and among BioSource, Genstar Capital Partners and Messrs. Conte, Hoskins, Paterson and Weltman dated as of September 28, 2000.

          Exhibit 5 Second Amendment, dated as of September 28, 2000, by and among BioSource, Genstar Capital Partners, Stargen, Messrs. Conte, Hoskins, Paterson and Weltman, Russell D. Hays and George Uveges, to the Investor Rights Agreement, dated as of February 15, 2000, by and among BioSource, Genstar Capital Partners and Stargen.